EXHIBIT (a)(4)

Dear MSO employee:

Earlier today, we filed documents with the Securities and Exchange Commission relating to two exchange offers covering existing employee stock options. In one, we are providing ELIPs employees (employees with the vice president titles such as Assistant Vice President, Vice President, etc.) the opportunity to exchange options they hold with exercise prices above $8 for restricted stock units that vest over two years. In the other, we are providing non-ELIPs employees the opportunity to exchange options they hold with exercise prices above $8 for a cash payment next July. Each of these offers is subject to numerous terms and conditions described in these SEC filings.

Tomorrow morning, the Human Resources department will distribute to all eligible employees in the office a package of materials relating to the exchange offer. In the event you are not in the office, we will hold onto your materials until you pick them up in the Human Resources department at 42nd Street, unless you email us at stockoptions@marthastewart.com with alternate delivery instructions. If so instructed, we will send the materials to your home address or to your Starrett-Lehigh or Westport work address.

As these programs are governed by the federal securities laws, the materials you will receive are extremely detailed and technical. Accordingly, we have scheduled sessions in which we will provide a brief overview of the program and an opportunity to ask any questions you may have.

Meetings for New York employees will be held on Tuesday, September 30 in the American Airlines Theatre located at 227 West 42nd Street (between 7th & 8th Avenue) in the Penthouse Lobby. The non-ELIPS employee meeting will be from 9 AM until 10:30 AM and the ELIPS employee meeting will be held from 11 AM until 12:30 PM. All employees wishing to attend these meetings will be required to show their MSO Picture IDs and sign in to gain access to the theatre. Please arrive at least fifteen minutes prior to the meeting for sign-in.

Meetings for Connecticut employees will be held on Tuesday, September 30 in Studio A of the Westport studio. The non-ELIPs employee meeting will be held from 2 PM until 3:30 PM and the ELIPs employee meeting will be conducted as soon as the non-ELIPs meeting is completed. We would appreciate it if ELIPs employees could be available starting at 3 PM.

For those eligible employees in the outer-offices, we will hold a Conference Call on Wednesday, October 1, 2003 at 2:30 PM EST. We will place the call to your main telephone numbers at that time. Please let HR know if you will not be participating.

Please read the materials prior to the scheduled sessions. We have attempted to answer many of the questions you may have in Q & A sections of the documents themselves. To facilitate the sessions, we have set up an e-mail address to which you can send any questions in advance, and we will do our best to answer them at the meetings. That e-mail address is stockoptions@marthastewart.com. The identity of employees who asked questions by email will not be revealed at the meetings, however, if you are sending emails from an address other than a company email address, please make sure we can identify you as the sender.

We will continue to offer you a competitive compensation and benefits package, and hope that these exchange programs offer you one more way to benefit from your working experience at MSO. We look forward to seeing most of you on Tuesday.

We think these programs offer employees another way to benefit from their working experience at MSO. We hope you do, too.